                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 11-K


                                   (MARK ONE)
            [X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
                        SECURITIES EXCHANGE ACTS OF 1934

                   FOR THE FISCAL YEAR ENDED DECEMBER 30, 2000

                                       OR

          [ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
                        SECURITIES EXCHANGE ACTS OF 1934

         FOR THE TRANSITION PERIOD FROM ____________ TO _____________ .

           A. FULL TITLE OF THE PLAN AND THE ADDRESS OF THE PLAN, IF DIFFERENT FROM THAT OF THE ISSUER NAMED BELOW:

                    BROADWING COMMUNICATIONS INC. 401(K) PLAN

            B.   NAME OF ISSUER OF THE SECURITIES HELD PURSUANT TO THE
                PLAN AND THE ADDRESS OF ITS PRINCIPAL EXECUTIVE OFFICE:

                          BROADWING COMMUNICATIONS INC.

          1122 CAPITAL OF TEXAS HIGHWAY SOUTH, AUSTIN, TEXAS 78746-6426

                                 (512) 328-1112

                    BROADWING COMMUNICATIONS INC. 401(K) PLAN

             AUDITED FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE
                   FOR THE FISCAL YEAR ENDED DECEMBER 30, 2000

                                TABLE OF CONTENTS


Report of Independent Accountants                                                                          1

Financial Statements:

  Statements of Net Assets Available for Benefits
       As of December 30, 2000 and 1999                                                                    2

  Statement of Changes in Net Assets Available for
       Benefits for the year ended December 30, 2000                                                       3

  Notes to Financial Statements                                                                            4-8

Supplemental Schedule:

  Schedule of Assets Held for Investment Purposes
       at End of Year                                                                                     9

Consent of Independent Accountants                                                                        10

                        Report of Independent Accountants

To the Trustees and Participants of the
Broadwing Communications Inc. 401(K) Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Broadwing Communications Inc. 401(K) Plan ("the Plan") at December 30, 2000 and 1999 and the changes in net assets available for benefits for the year ended December 30, 2000, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The Supplemental Schedule of Assets Held for Investment Purposes at End of Year is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



/s/ PricewaterhouseCoopers LLP


Cincinnati, Ohio
June 28, 2001

                    Broadwing Communications Inc. 401(K) Plan
                 Statements of Net Assets Available for Benefits
                        As of December 30, 2000 and 1999
                             (Thousands of Dollars)

                                                                   2000                          1999
                                                                ---------                     ---------
ASSETS:

Investments at fair value                                        $31,674                       $25,047

Cash                                                                   -                             7

Employer contributions receivable                                    200                         2,867

Employee contributions receivable                                    400                           270
                                                                ---------                     ---------

     Net assets available for plan benefits                      $32,274                       $28,191
                                                                =========                     =========










   The accompanying notes are an integral part of these financial statements.

                    Broadwing Communications Inc. 401(K) Plan
            Statement of Changes in Net Assets Available for Benefits
                      For the Year Ended December 30, 2000
                             (Thousands of Dollars)



ADDITIONS
Contributions:
    Employee                                                                              $11,010
    Employer                                                                                2,528
                                                                                         --------
        Total contributions                                                                13,538

  Interest and dividends                                                                    2,468
                                                                                         --------
        Total additions                                                                    16,006
                                                                                         --------
DEDUCTIONS

  Benefits paid to participants                                                             5,623
  Net depreciation in fair value of investments                                             6,300
                                                                                         --------
        Total deductions                                                                   11,923
                                                                                         --------
Net increase in net assets available for benefits                                           4,083

Net assets available for benefits - beginning of year                                      28,191
                                                                                         --------
Net assets available for benefits - end of year                                           $32,274
                                                                                         ========

    The accompanying notes are an integral part of these financial statements

                    BROADWING COMMUNICATIONS INC 401(K) PLAN
                          NOTES TO FINANCIAL STATEMENTS

1.   PLAN MERGER

     Effective at the end of December 30, 2000, the Broadwing Communications Inc. 401(K) Plan (the "Plan") merged into the Broadwing Retirement Savings Plan (the "Broadwing Retirement Savings Plan"), which was originally named the Cincinnati Bell Inc. Retirement Savings Plan and which is sponsored by Broadwing Inc. As a result, the last fiscal year of the Plan was the year ended December 30, 2000. After the end of such year, the prior assets and liabilities of the Plan became assets and liabilities of the Broadwing Retirement Savings Plan.

     The trustee of the Plan during 2000 was Morgan Stanley Dean Witter Trust FSB ("Morgan Stanley"), and the trustee of the Broadwing Retirement Savings Plan for the 2001 plan year is Fidelity Management Trust Company (together with its affiliates, "Fidelity"). Assets of the Plan invested in Morgan Stanley fund options were transferred into Fidelity fund options with similar investment strategies. The following matrix identifies the Morgan Stanley fund option and the corresponding Fidelity fund option:

     ----------------------------------------------- ----------------------------------------------------------------
               Morgan Stanley Fund Option                          Corresponding Fidelity Fund Option
     ----------------------------------------------- ----------------------------------------------------------------
     ----------------------------------------------- ----------------------------------------------------------------
          Enterprise Fund                                 Fidelity Growth Company Fund
     ----------------------------------------------- ----------------------------------------------------------------
          Emerging Growth Fund                            Fidelity Mid Cap Stock Fund
     ----------------------------------------------- ----------------------------------------------------------------
          Corporate Bond Fund                             Fidelity U.S. Bond Index Fund
     ----------------------------------------------- ----------------------------------------------------------------
          Reserve Fund                                    Fidelity Managed Income Portfolio II
     ----------------------------------------------- ----------------------------------------------------------------
          Equity Income Fund                              Fidelity U.S. Equity Index Commingled Pool Fund
     ----------------------------------------------- ----------------------------------------------------------------
          Real Estate Fund                                Fidelity Freedom 2020 Fund
     ----------------------------------------------- ----------------------------------------------------------------
          American Value Fund                             Manager's Special Equity Fund
     ----------------------------------------------- ----------------------------------------------------------------
          Emerging Markets Fund                           American Funds Europacific Growth Fund
     ----------------------------------------------- ----------------------------------------------------------------
          International Magnum Fund                       American Funds Europacific Growth Fund
     ----------------------------------------------- ----------------------------------------------------------------
          Value Fund                                      Strong Opportunity Fund
     ----------------------------------------------- ----------------------------------------------------------------
          Broadwing Inc. Common Stock                     Broadwing Stock Fund
     ----------------------------------------------- ----------------------------------------------------------------


     This report only describes the financial activities of the Plan and its provisions to December 30, 2000 and does not describe in any manner the financial activities or provisions of the Broadwing Retirement Savings Plan after December 30, 2000.

2.   DESCRIPTION OF PLAN

     As a result of its merger with Broadwing Inc. (then named Cincinnati Bell Inc.) on November 9, 1999, IXC Communications, Inc. ("IXC") became a wholly owned subsidiary of Broadwing Inc. Subsequent to the merger date, IXC was renamed Broadwing Communications Inc. (the "Company") and the IXC Communications, Inc. 401(K) Plan was renamed the Broadwing Communications Inc. 401(K) Plan ("the Plan").

     The following brief description of the Plan is provided for general purposes only. Participants should refer to the Plan agreement for more complete information.

                    BROADWING COMMUNICATIONS INC 401(K) PLAN
                          NOTES TO FINANCIAL STATEMENTS



     GENERAL

     The Plan is a defined contribution profit sharing plan covering substantially all employees of Broadwing Communications Inc. and its subsidiaries. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA") and is intended to qualify as a tax-favored plan under Section 401(a) of the Internal Revenue Code ("the Code"), as amended.

     CONTRIBUTIONS

     Eligible employees may contribute to the Plan an elected portion of their eligible compensation, as defined in the Plan Agreement, up to the statutory annual deferral limit. The Company matches 100% of participant contributions to the Plan up to the first 3% of eligible compensation of the employee.

     Employer profit sharing contributions in excess of the required matching contributions are permitted under the Plan and are made at the discretion of the Company.

     ELIGIBILITY

     Employees of the Company who have both attained age 20-1/2 and completed 500 hours of service within six months are eligible to participate in the Plan. An employee may enter the Plan on January 1, April 1, July 1 or October 1, whichever occurs first after the employee satisfies the eligibility requirements.

     VESTING

     Each participant is fully vested in his/her own savings contribution and shall become fully vested in his/her employer contribution account on his/her normal retirement date, death or permanent disability.

     Prior to April 1, 1998, Plan participants were 40% vested in employer contributions after two years of service and continued to vest 20% per year until they were fully vested. Effective April 1, 1998, participants are 20% vested in employer contributions after one year of service and continue to vest 20% per year until they are fully vested.

     PAYMENT OF BENEFITS

     Participants are entitled to receive benefit payments at the normal retirement age of 65, in the event of the participant's death or disability, or in the event of termination under certain circumstances other than normal retirement, disability or death. Benefits may be paid in a lump-sum distribution or by an annuity.

                    BROADWING COMMUNICATIONS INC 401(K) PLAN
                          NOTES TO FINANCIAL STATEMENTS



     PARTICIPANT ACCOUNTS

     Discretionary employer profit sharing contributions are allocated annually to participant accounts based upon the percentage of the individual participant's eligible compensation to total participants' eligible compensation.

     Investment earnings or losses are allocated among the participants' accounts based upon the percentage of the balance of each such account to the total balance of all such accounts within each investment option.

     PARTICIPANT LOANS

     Participants are allowed to borrow a maximum amount of the lesser of (i) 50% of the participants vested account balance or (ii) $50,000. Loans are amortized over a maximum of 60 months and repayment is generally made through payroll deductions. The amount of the loan is deducted from the participant's investment accounts, with repaid interest and principal being credited to the participant's individual plan account according to the current investment options selected by the participant.

     FORFEITURES

     Forfeited amounts under the Plan are applied to the Company's matching contribution to the Plan for the Plan year in which the forfeitures occur. During 2000, employer contributions were reduced by $866,000 from forfeited nonvested accounts.

     ADMINISTRATION

     In 1999 and 2000, the Plan was administered on behalf of the Company by a committee appointed by the Company. The Plan's trustee during such years was Morgan Stanley Dean Witter Trust FSB. Administrative expenses of the Plan were paid by the Company.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     FINANCIAL STATEMENT PRESENTATION

     The Plan's financial statements have been prepared on the accrual basis of accounting.

     In 1999, the Plan adopted AICPA Statement of Position 99-3, "Accounting for and Reporting of Certain Defined Contribution Plan Investments and Other Disclosure Matters," which, among other things, eliminated for purposes of reports on Form 11-K previous requirements for defined contribution plans to present plan investments by general type for participant-directed investment programs and to disclose participant-directed investment programs. Accordingly, the accompanying financial statements do not include details of the Plan's participant-directed investment programs.

                    BROADWING COMMUNICATIONS INC 401(K) PLAN
                          NOTES TO FINANCIAL STATEMENTS


     VALUATION OF INVESTMENTS

     Investments are stated in the Plan's financial statements at fair value, which is determined based on quoted market prices in an active market. The investment in the money market fund is stated at cost, which approximates fair value. Participant loans are stated at cost which approximates fair value.

     USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying schedule. Actual results could differ from those estimates.

3.   INCOME TAX STATUS

     The Plan has received a determination letter from the Internal Revenue Service dated April 6, 1998, stating that the Plan is qualified under
     Section 401(a) of the Internal Revenue Code and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan's tax counsel believe that the Plan is designed and currently being operated in compliance with applicable requirements of the Internal Revenue Code.

4.   INVESTMENTS

     The following investments represent 5% or more of the Plan's net assets (dollars in thousands):

                                                                      December 30,               December 30,
                                                                         2000                        1999
     Morgan Stanley Dean Witter Funds:
           Enterprise Fund, 194,017 and
              115,061 shares, respectively                             $  3,289                       $ 2,604
           Emerging Growth Fund, 102,634 and
              62,844 shares, respectively                                 6,443                         5,405
           Reserve Fund, 4,181,742 and
              2,314,056 shares, respectively                              4,182                         2,314
           Equity Income Fund, 341,940 and
              239,093 shares, respectively                                2,759                         1,822
           American Value Fund, 133,712 and
              97,027 shares, respectively                                 2,590                         2,257
           International Magnum Fund, 120,432 and
              105,247 shares, respectively                                1,694                         1,673
           Value Fund, 187,798 and
              193,001 shares, respectively                                2,139                         1,803
     Common stock of Broadwing Inc., 231,390 and
              132,028 shares, respectively                                5,279                         4,877

                    BROADWING COMMUNICATIONS INC 401(K) PLAN
                          NOTES TO FINANCIAL STATEMENTS


     During 2000, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value as follows (dollars in thousands):

                   Morgan Stanley Dean Witter Mutual Funds            $ (3,884)
                   Broadwing Inc. Common Stock                          (2,416)
                                                                      ---------
                                                                      $ (6,300)
                                                                      =========

     All Plan investments during 2000 and 1999 were participant-directed.

5.   PLAN AMENDMENTS EFFECTIVE DURING 1999 AND 2000

     A Plan amendment that became effective on December 30, 1999 changed the year-end of the Plan to a 12-month period ending each December 30. Prior to this change, the Plan's year was a calendar year. The effect of this change was not considered material to the Plan's financial statements. In addition, because of this change, the Plan had a "short" year that began on January 1, 1999 and ended on December 30, 1999.

                    Broadwing Communications Inc. 401(K) Plan
         Schedule of Assets Held for Investment Purposes at End of Year
                         EIN: 74-2644120 Plan Number 002
                             As of December 30, 2000


          IDENTITY OF ISSUE                       DESCRIPTION OF ASSET                         CURRENT VALUE
-----------------------------------------------------------------------------------------------------------------
The Morgan Stanley Dean Witter Group:

   Enterprise Fund                           Mutual Fund                                         $  3,288,592
                                             194,017 shares

   Emerging Growth Fund                      Mutual Fund                                            6,443,347
                                             102,634 shares

   Corporate Bond Fund                       Mutual Fund                                            1,130,295
                                             173,093 shares

   Reserve Fund                              Money Market Fund                                      4,181,742
                                             4,181,742 shares

   Equity Income Fund                        Mutual Fund                                            2,759,465
                                             341,940 shares

   Real Estate Securities Fund               Mutual Fund                                              596,874
                                             44,246 shares

   American Value Fund                       Mutual Fund                                            2,590,009
                                             133,712 shares

   Emerging Markets Fund                     Mutual Fund                                              711,633
                                             82,270 shares

   International Magnum Fund                 Mutual Fund                                            1,694,474
                                             120,432 shares

   Value Fund                                Mutual Fund                                            2,139,022
                                             187,798 shares

Broadwing Inc.*                              Company Stock                                          5,278,584
                                             231,390 shares

Participants' Loans                          Loans secured by vested
                                             account balances with
                                             interest rates ranging from
                                             9.50% to 10.50%                                          860,284
                                                                                                 ------------
                                                                                                 $ 31,674,321
                                                                                                 ============




  *    Party-in-interest

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Employees' Benefit Committee have duly caused this annual report to be signed by the undersigned, thereunto duly authorized.

                                         BROADWING COMMUNICATIONS INC.
                                         401(K) PLAN

                                         By  /s/ Virginia Neill
                                                 Virginia Neill
                                                 Secretary
                                                 Employees' Benefit Committee

June 28, 2001